BAKER DONELSON CENTER, SUITE 800 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 MAILING ADDRESS:
P.O. BOX 190613 NASHVILLE, TENNESSEE 37219
LORI METROCK, SHAREHOLDER Direct Dial: 615.726.5768 Direct Fax: 615.744.5768 E-Mail Address: lmetrock@bakerdonelson.com	PHONE: 615.726.5600 FAX: 615.726.0464
www.bakerdonelson.com

November 22, 2016

VIA EDGAR CORRESPONDENCE

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Mail Stop 4546

100 F Street, N.E.

Washington, DC 20549

Re:	Provectus Biopharmaceuticals, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 1, 2016 File No. 333-213986

Dear Ms. Hayes:

This letter is provided on behalf of Provectus Biopharmaceuticals, Inc. (the “Company”), in response to the comment from the staff of the Division of Corporation Finance, Office of Healthcare and Insurance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 15, 2016 to Timothy C. Scott (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-213986, which was filed by the Company on November 1, 2016 (the “Registration Statement”). The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to the Registration Statement in response to the Staff’s comment set forth in the Comment Letter, as well as updated third quarter financial information. We have enclosed with this letter a marked copy of Amendment No. 2, which reflects all changes to the Registration Statement.

We have discussed the Staff’s comments with representatives of the Company. The Commission’s numbered comment is set forth below in italics, with the Company’s response immediately following. Unless otherwise indicated, page references in the responses below refer to Amendment No. 2. Defined terms used herein and not otherwise defined herein have the meanings given to them in Amendment No. 2

ALABAMA  •  FLORIDA  •  GEORGIA  •  LOUISIANA  •   MISSISSIPPI  •  TENNESSEE  •  TEXAS  •  WASHINGTON, D.C.

US Securities and Exchange Commission

November 22, 2016

The Rights Offering

Revocation Rights, page 52

Comment: We note that in response to prior comment 1 you have revised the rights offering to provide holders the ability to revoke subscriptions in the event that the board elects to reduce the subscription price prior to the expiration date. Please revise your disclosure and offering materials, as applicable, to explain how you will provide notice to rights holders of the final pricing information and the deadline for revocation of subscriptions. Also explain what constitutes “timely” receipt of a revocation notice and the process for receiving refunds.

Response: First, with respect to your comment regarding “timely” receipt of a revocation notice and the process for receiving funds, we have revised the disclosure on page 52, as well as in the form documents for the Rights Offering filed as Exhibits to Amendment No. 2, to address this comment.

Secondly, with respect to the remainder of the comment, the Company will file with the Commission a final prospectus in accordance with Rule 424(b)(4) of the Securities Act of 1933, as amended, which will contain all of the definitive dates for commencement of the Rights Offering and termination of the Rights Offering, as well as pricing information. The intent of the Company is to leave the Rights Offering open for fifteen (15) days, and such dates in the final prospectus will reflect this time period. As noted in prior disclosure, holders will have the right to revoke subscriptions at any time prior to the expiration date of the Rights Offering, which, as noted above, will be 15 days from the commencement date of the Rights Offering. Moreover, we have added disclosure on pages 5, 15 and 47 of Amendment No. 2 to make clear that in the event that the Company determines to reduce the subscription price, the Company will file with the Commission and mail to the Company’s stockholders of record as of the record date for the Rights Offering a prospectus supplement disclosing the reduced subscription price. The Rights Offering will remain open for no less than seven calendar days after the date of such prospectus supplement disclosing a reduction in subscription price. All revocations must be received prior to the expiration date, which disclosure was previously provided in the Registration Statement and the form documents for the Rights Offering.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

US Securities and Exchange Commission

November 22, 2016

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 726-5768.

Best regards,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

Lori B. Metrock, Shareholder

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